Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

July 30, 2019

FILED AS EDGAR CORRESPONDENCE

Elena Stojic, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Stojic:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 188, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 192, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Mesirow Financial Enhanced Core Plus Fund (the “Enhanced Core Plus Fund”) and Mesirow Financial Small Cap Value Sustainability Fund (the “Small Cap Value Sustainability Fund”) (each, a “Fund” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Mesirow Financial Investment Management, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

General

1.	Comment. Please confirm that any fees and expenses incurred indirectly by a Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” subcaption to the Fund’s “Annual Fund Operating Expenses” table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Elena Stojic, Esq.

July 30, 2019

Response. Any fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.

2.	Comment. In the second footnote to each Fund’s “Annual Fund Operating Expenses” table, please replace “the rolling three-year period preceding the recoupment” with “the rolling three-year period preceding the date of the recoupment.”

Response. The requested changes have been made.

3.	Comment. Please explain supplementally why Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements for each Fund’s Investor Shares, as shown in the “Annual Fund Operating Expenses” table, exceed the Fund’s contractual expense limit by 0.25%.

Response. Under the terms of the contractual expense limitation agreement between the Trust and the Adviser and as discussed in the second footnote to each Fund’s “Annual Fund Operating Expenses” table, certain items are excluded from the contractual expense limit, including 12b-1 fees, and will be borne by the Fund. As shown in each table, Investor Shares of each Fund are subject to 0.25% in 12b-1 fees. Accordingly, the Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements for each Fund’s Investor Shares exceed the applicable Fund’s contractual expense limit by 0.25% due to the 12b-1 fees that are excluded from the contractual expense limit.

4.	Comment. Please consider reordering the principal risks for each Fund to list the most significant risks first.

Response. Although some risks may be more prominent than others, the Trust respectfully declines to make this change. The Trust is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. Moreover, the Trust believes the potential investor can locate the risks more easily when they are in alphabetical order.

Enhanced Core Plus Fund

5.	Comment. In the “Principal Investment Strategies” section:

a. Please include a discussion of the “Principal Investment Strategies” disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A in the prospectus.

Response. General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” In the Fund’s prospectus, information related to the Fund’s principal investment strategies has been included in response to Item 4(a) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9.

Elena Stojic, Esq.

July 30, 2019

b. Please provide a plain English explanation for the term “neutral duration policy.”

Response. The requested change has been made.

c. Please provide a plain English explanation for the “portfolio construction process” utilized for the Fund.

Response. The requested change has been made.

d. Please provide a plain English explanation for the phrase “alpha in all market conditions.”

Response. The requested change has been made.

Small Cap Value Sustainability Fund

7.	Comment. In the “Principal Investment Strategies” section:

a. Please clarify, if accurate, that the “investable universe” of the Fund described in this section refers to the U.S. small cap value market described in the Fund’s investment objective.

Response. The Fund’s initial investment universe generally consists of companies within the range of the market capitalizations of companies in the Russell 2000 Index (and related ETFs), which is a broader universe than the U.S. small cap value market described in the Fund’s investment objective. Accordingly, no additional disclosure has been added in response to this comment.

b. Given that the Fund includes the terms “small-cap” and "sustainability" in its name, please revise the Fund’s 80% policy to indicate that the Fund will invest at least 80% of its assets in securities of both small-cap and “ESG” companies.

Response. The Trust agrees with the Staff’s position with respect to the applicability of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”), to the use of the term small-cap companies in the Fund’s name. As disclosed in the “Principal Investment Strategies” section, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in securities of “small-capitalization companies,” as that term is defined in the prospectus.

However, the Trust respectfully disagrees with the Staff’s position with respect to the applicability of the Names Rule to the use of the term “sustainability” in the Fund’s name. The Trust notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the SEC Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% Policy pursuant to the Names Rule.1

[1]	See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income”).

Elena Stojic, Esq.

July 30, 2019

With respect to the word “sustainability” in the Fund’s name, the Trust believes that it does not suggest a particular type of investment, but rather that it reflects the investment strategy and philosophy utilized by the Adviser as described in the prospectus, in particular the Adviser’s consideration of ESG factors and creation of aggregate ESG scores for purposes of determining the companies that qualify for inclusion in the Fund’s investable universe. Hence, the Trust considers “sustainability” in the Fund name to be more analogous to terms like “growth” or “value” than to the types of words that trigger 80% tests under Rule 35d-1. The Trust further notes that a number of other funds include the word “sustainable” or “sustainability” in their names and do not have an 80% test in their prospectuses relating to “ESG” companies.

Notwithstanding the foregoing, the Fund has agreed to adopt the following 80% policy:

“Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities of companies that have favorable scores in the Fund’s investible universe, as determined by the Adviser in accordance with the Adviser’s Sustainable Equity Strategy. This investment policy may be changed by the Fund upon 60 days’ prior written notice to shareholders.”

c. Please clarify whether the ETFs described in the last sentence of the second paragraph are limited to ETFs that satisfy the Fund’s 80% policy.

Response. The ETFs described in the Fund’s 80% policy typically are the only types of ETFs in which the Fund will invest as a principal investment strategy. Accordingly, the Trust respectively believes that no additional clarification is needed in the description of ETFs in the last sentence of the second paragraph.

d. Please provide a plain English explanation for the phrase “impending catalysts and trends.”

Response. The requested change has been made.

Comment on the Statement of Additional Information

8.	Comment. Please revise the Funds’ second fundamental policy to clarify that each Fund will consider the portfolio holdings of underlying funds in which it invests for purposes of complying with the Fund’s concentration policy.

Elena Stojic, Esq.

July 30, 2019

Response. The Trust is not aware of any published SEC guidance or legal requirement to consider the portfolio holdings of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. The Trust also notes that the Adviser would not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment and that the Adviser does not currently intend to invest one Fund’s assets in another Fund. Further, changing the fundamental policy of the Small Cap Value Sustainability Fund, which has commenced investment operations, would require shareholder approval. Accordingly, the Trust respectfully declines to make the requested change.

Comment on the Part C

9.	Comment. Please file the updated schedule to the Funds’ expense limitation agreement as an exhibit to the Trust’s registration statement.

Response. The updated schedule to the Funds’ expense limitation agreement is included as an exhibit to the post-effective amendment to the Trust’s registration statement filed with the SEC concurrently with this letter.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London